April 30, 2015

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Attn:Tom Kluck
Legal Branch Chief

Re:      Puravita Corporation
Registration Statement on Form S-1
Filed March 5, 2015
File No. 333-202520

Dear Mr. Kluck:
The following are the registrants responses to you comment letter of April 30, 2015.
General

1. It appears that you have failed to provide an annual report on Form 10-K for the fiscal year ended December 31, 2012 and subsequent periods. Please revise your registration statement to include disclosure regarding the deficient filings, including risk factor disclosure.

Risk factor added.

Very truly yours,

/s/ Rory O'Dare
Rory O'Dare, President
Puravita Corporation